

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 1, 2011

Benjamin Chen
President, Secretary, Treasurer and Sole Director
31 F/Jin Mao Tower
88 New Century Ave.
Pudong, Shanghai, China 200120

>   **Re: Phoenix Agri Enterprises, Inc.
>   Form 10
>   Filed November 18, 2010
>   File No. 000-54203**

Dear Mr. Chen:

      We have completed our review of your Form 10-12G and do not have any further comments at this time.

      Sincerely,

Jeffrey Riedler
Assistant Director